UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)

Net Perceptions, Inc.

(Name of Subject Company)

Net Perceptions, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

64107U101

(CUSIP Number of Class of Securities)

Thomas M. Donnelly

President
Net Perceptions, Inc.
7700 France Avenue South
Edina, Minnesota 55435
(952) 842-5000

(Name, address and telephone number of person

authorized to receive notice and communications on
behalf of the person(s) filing statement)

With a copy to:

Kent A. Coit, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, Massachusetts 02108
(617) 573-4800

     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

This Amendment No. 8 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Net Perceptions with the Securities and Exchange Commission (the “Commission”) on December 31, 2003, as amended by Amendment No. 1 thereto filed with the Commission on January 9, 2004, Amendment No. 2 thereto filed with the Commission on January 16, 2004, Amendment No. 3 thereto filed with the Commission on January 22, 2004, Amendment No. 4 thereto filed with the Commission on January 29, 2004, Amendment No. 5 thereto filed with the Commission on March 10, 2004, Amendment No. 6 thereto filed with the Commission on March 22, 2004 and Amendment No. 7 thereto filed with the Commission on March 29, 2004 (as so amended, the “ Schedule 14D-9”), relating to the exchange offer made by Obsidian as set forth in a Tender Offer Statement on Schedule TO filed by Obsidian with the Commission on December 15, 2003, as amended by Amendment Nos. 1 through 13 thereto filed with the Commission and the related Registration Statement on Form S-4, as amended. This Amendment No. 8 is being filed to include additional information in Items 4(b), 7 and 9 of the Schedule 14D-9.

Item 4(b). Background and Reasons.

Item 4(b) is amended by adding the following paragraph at the end of the section entitled “Developments Since Adoption of the Plan of Liquidation.”

As noted above, the proposal to approve and adopt the plan of liquidation did not receive the requisite vote required to approve the proposal. Since the closing of the sale of the Company’s patent portfolio was subject to stockholder approval, as part of the plan of liquidation or otherwise, this closing condition could no longer be satisfied as part of stockholder approval of the plan of liquidation. Accordingly, the Company and Thalveg entered into discussions regarding the completion of the sale of the patent portfolio and prepared a draft amendment to the Patent Purchase Agreement to remove the stockholder approval closing condition. In the course of these discussions, Thalveg indicated to the Company that it was prepared to execute the amendment which removed this closing condition if the Company agreed to hold the closing by the end of the day on March 31, 2004, and that if the Company would not agree to hold the closing at that time, Thalveg would require that the escrow be terminated and its deposit returned. On March 30, 2004, the Board of Directors met to discuss the Thalveg transaction. At this meeting, the Board of Directors considered the value to the Company of the Thalveg transaction and the risks to the Company of losing the benefit of this transaction, the impact of closing the Thalveg transaction on possible actions the Company might take as a result of the plan of liquidation not receiving the required stockholder approval and other relevant factors, and concluded that it was in the best interest of the Company’s stockholders to execute the amendment to the Patent Purchase Agreement and promptly close the transaction. On March 31, 2004, the Company and Thalveg executed the amendment to the Patent Purchase Agreement and completed the sale of the patent portfolio for $1.8 million. Pursuant to the Patent Purchase Agreement, the Company received a royalty-free license back under the transferred patents, patent licenses and pending patent applications. A copy of the amendment to the Patent Purchase Agreement is included as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 1, 2004.

Item 7. Purposes of the Transaction and Plans or Proposals.

Item 7 is amended by adding the following to the end of the fifth paragraph thereof.

As described above in the amendment to Item 4(b), on March 31, 2004, the Company and Thalveg executed an amendment to the Patent Purchase Agreement, which removed the stockholder approval closing condition, and completed the sale of the patent portfolio. A copy of the amendment to the Patent Purchase Agreement is included as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 1, 2004.

Item 9. Exhibits.

Item 9 is amended by adding the following exhibit:

Exhibit	Description
16	Press Release of Net Perceptions.

2

SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

NET PERCEPTIONS, INC.

By	/s/ THOMAS M. DONNELLY

Thomas M. Donnelly
President and Chief Financial Officer

Dated: April 1, 2004

3